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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         LITHIUM TECHNOLOGY CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    536808306
                                 (CUSIP Number)

                               J. Michael Harrison
                         Davis, Matthews & Quigley, P.C.
                      3400 Peachtree Road N.E., Suite 1400
                                Atlanta, GA 30326
                            Telephone: (404)261-3900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 8, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No 536808306

1. Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
                           Arch Hill Capital N.V.

2.  Check the Appropriate box if a Member of a Group (See Instructions)
              (a)
              (b)

3.  SEC Use Only

4.  Source of Funds (See Instructions)    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization           The Netherlands

Number of         7.  Sole Voting Power        52,515,312
Shares
Beneficially
Owned by          8.  Shared Voting Power
Each
Reporting
Person            9.  Sole Dispositive Power   52,515,312
With

                 10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned By Each Reporting
      Person   52,515,312


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of class Represented by Amount in Row (11)     44.95%

14.  Type of Reporting Person (See Instructions)
              CO

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended and supplemented to add the following:

          (a) Taking into effect the transactions reported in Item 5(c), Reporting Person is the beneficial owner of 52,515,313 shares of Issuer's Common Stock, representing approximately 45% of Issuer's Common Stock.

          (b) The shares are beneficially owned directly by Reporting Person, with Reporting Person having the sole power to vote the shares.

          (c) Reporting Person made loans to Issuer out of its own working capital funds totaling $762,025 in exchange for the issuance in private transactions on March 8, 2002 ($513,435) and March 21, 2002 ($248,590) of promissory notes that are convertible into an aggregate of 9,525,312 shares of Common Stock at $.08 per share. Other than as described herein, Reporting Person did not effect any transaction in the Common Stock of Issuer during the past sixty days.

          (d) and (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

          Item 5 is hereby amended and supplemented to add the following:

          On March 20, 2002 Reporting Person and Issuer entered into an Amendment to the Interim Financing Letter Agreement dated December 31, 2001, pursuant to which the Maturity Date of the Notes issued under the Interim Financing Letter Agreement was extended from March 31, 2002 to May 31, 2002.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Item 7 is hereby amended and supplemented to add the following:

          Exhibit 4 -- Amendment to Interim Financing Letter Agreement, dated as of March 20, 2001.
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                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 27, 2002                    ARCH HILL CAPITAL N.V.



                                             By: /s/ H.H. Van Andel
                                             ----------------------
                                             H. H. Van Andel
                                             Chief Executive Officer
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                                INDEX TO EXHIBITS


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
Exhibit 4   --  Amendment to Interim Financing Letter Agreement, dated as of March 20, 2001.
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